# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Arbutus Biopharma Corp, CIK 0001447028
CUSIP: 03879J100
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001144204-15-016451
Filed by CIK 0001635088
Persons authorized to receive notices and communications: Derek J. Dostal, Davis Polk & Wardwell LLP, 450 Lexington Ave, New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Roivant Sciences Ltd. (CIK 0001635088): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 38,847,462; shared voting power 0; sole dispositive power 38,847,462; shared dispositive power 0; aggregate amount beneficially owned 38,847,462 (20.5% of the class)
  Comment: As of the date of this Amendment No. 13 to the Schedule 13D, Roivant Sciences Ltd. ("Roivant") beneficially owns 38,847,462 common shares, without par value ("Common Shares"), of Arbutus Biopharma Corporation (the "Issuer"). The percentage of outstanding Common Shares that may be deemed to be beneficially owned by Roivant is calculated based on an aggregate of 189,963,492 Common Shares issued and outstanding as of December 31, 2024, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Arbutus Biopharma Corp
Address of issuer's principal executive offices: 701 Veterans Circle, Warminster, Pennsylvania (PA), 18974
Comment:
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 13 ("Amendment No. 13") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 16, 2015, as amended by Amendments No. 1 through 12, previously filed with the SEC (the "Schedule 13D") relating to the Common Shares, without par value (the "Common Shares"), of Arbutus Biopharma Corporation (the "Issuer"), which are beneficially owned by Roivant Sciences Ltd. ("Roivant" or the "Reporting Person"). This Amendment No. 13 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended solely to restate the list of Covered Persons in Item 2(a) of the Schedule 13D with those listed on Exhibit 99.1 hereto, which Exhibit 99.1 is incorporated into this Item 2 by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following to the end thereof:

On February 21, 2025, Roivant's Chief Executive Officer, Matthew Gline, met with the Board of Directors of the Issuer and requested that each of the members of the Board of Directors resign from their position as a director of the Issuer. As announced by the Issuer, each member of the Issuer's Board of Directors agreed to the request and resigned on February 24, 2025. In conjunction with their resignations, the Board of Directors agreed to (i) reduce the number of directors from seven to five; and (ii) replace the Issuer's Board of Directors with five individuals - Lindsay Androski, Robert Alan Beardsley, Joseph Bishop, Matthew Gline and Anuj Hasija - to serve until the 2025 Annual General Meeting of Shareholders or until their respective successors are duly elected or appointed. In addition, as disclosed by the Issuer, the Board of Directors has appointed Ms. Androski to serve as President and Chief Executive Officer of the Issuer. Ms. Androski, along with Mr. Gline and Mr. Bishop, are employees of Roivant Sciences, Inc., a wholly-owned subsidiary of Roivant.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Reporting Person (Roivant)

Roivant beneficially owns 38,847,462, or 20.5%, of the Common Shares and has sole voting and dispositive power over such Common Shares. Roivant disclaims beneficial ownership in all Common Shares reported herein, except to the extent of Roivant's respective pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows 7-10 of the cover page to this Amendment No. 13 for information regarding Roivant's power to vote or direct the vote and its power to dispose or direct the disposition of the Common Shares. Except as disclosed in this Schedule 13D, Roivant does not and, to Roivant's knowledge, the Covered Persons do not beneficially own any Common Shares or have the right to acquire any Common Shares.
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment No. 13, Roivant has not effected and, to Roivant's knowledge, none of the Covered Persons has effected any transactions in the Common Shares since the last Schedule 13D/A was filed with the SEC on February 18, 2025.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment No. 13, no person other than Roivant has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Amendment No. 13 relates.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Covered Persons

## Signatures
- Roivant Sciences Ltd.: /s/ Keyur Parekh, Keyur Parekh, Authorized Signatory (02/25/2025)